1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of November 2005
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
     (If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: ___.)

TSMC October 2005 Sales Set Record High
Hsinchu, Taiwan, R.O.C. — November 9, 2005 — TSMC (TAIEX: 2330, NYSE: TSM) today announced that net sales for October 2005 reached a record high of NT$26,227 million, and that revenues for January through October 2005 were NT$209,654 million.
Ms. Lora Ho, TSMC vice president and chief financial officer, noted that, “Due to continued demand recovery from our customers, wafer shipments for October 2005 increased over September 2005. As a result, net sales for October 2005 increased by 4.0 percent compared to September 2005. On a year-over-year basis, net sales for October 2005 increased 14.2 percent.”
TSMC Sales Report:

				(Unit: NT$ million)

Net Sales	2005	*	2004	Increase (Decrease) %

October	26,227		22,970	14.2

January through October	209,654		215,087	(2.5)

* Year 2005 figures have not been audited.
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited
November 09, 2005
This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of October 2005.

1) Sales volume (in NT$ thousand)

Period	Items	2005	2004
Oct	Invoice amount	24,819,948	23,385,866
Jan — Oct	Invoice amount	198,409,867	208,037,939
Oct	Net sales	26,227,155	22,969,780
Jan — Oct	Net sales	209,654,203	215,087,263

2) Funds lent to other parties (in NT$ thousand)

	Limit of lending	Oct	Bal. as of period end
TSMC	82,222,226	—	—
TSMC’s subsidiaries	33,147,314	32,670*	3,019,590

* The deviation was due to the fluctuation in currency exchange rate.

3) Endorsements and guarantees (in NT$ thousand)

	Limit of endorsements	Oct	Bal. as of period end
TSMC	102,777,783	25,410*	2,348,570
TSMC’s subsidiaries	N/A	—	—
TSMC endorses for subsidiaries		25,410*	2,348,570
TSMC’s subsidiaries endorse for TSMC		—	—
TSMC endorses for PRC companies		—	—
TSMC’s subsidiaries endorse for PRC companies		—	—

* The deviation was due to the fluctuation in currency exchange rate.

4) Financial derivative transactions (in NT$ thousand)
Hedging purpose (for assets / liabilities denominated in foreign currencies)

		Forward	Swap	Others
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding	Notional Amount	32,918,263	41,032,925	—
Contracts	Mark to Market Profit/Loss	(31,930)	(755,195)	—
Expired	Notional Amount	118,736,853	242,886,173	—
Contracts	Realized Profit/Loss	(190,389)	(2,171,425)	—

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: November 9, 2005	By /s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer